Overview  ⌄

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$0.00

Raised Of $50,000.00 G...

DAYS **19**   HOURS **04**   M...

PREFERRED STOCK   C...
SECURITY TYPE   TY...

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THE PITCH

The First Record Label Co-Owned By Music Fans

SongVest Records is the only record label that can harness the power of music
fans to help elevate the artists on our roster to the next level of their career,
and pay you for participating. Our power is our team of fan investors. We
provide them with the tools to promote our artists across multiple online
platforms to build awareness, increase streaming and sales, and even help
drive touring and merchandising revenue. By investing, you become part of an
exclusive club of music fans that allows you to be an insider in the music
business. Imagine the opportunity to help discover talent, collaborate with

like-minded fans, and be a part of our label team to help influence the success of our artists!

HOW IT WORKS


How It Works
Music fans have the opportunity to own a piece of a unique record label...one built for fans to support the artists they love.
Investors are provided tools to discover up and coming artists, collaborate with other passionate music fans all over the world, and help increase awareness of our artist roster.
This is a "win win" for the artist, investors and label. Our combined team becomes the built in "street team" for each release, increasing its chances for success while participating in something unique and fun.

MEET THE TEAM!



Sean Peace

Chief Executive Officer

A seasoned startup executive who founded several companies including Royalty Exchange, the first marketplace to sell music royalties to investors. He had a successful exit at Royalty Exchange in 2015.



Roy D'Souza

President

An expert in quantifying the value of creators' and inventors' works. He was previously a Managing Director at Ocean Tomo, LLC responsible for leading the company's intellectual property valuation practice. He has also held leadership positions at various consulting firms including KPMG LLP. Roy currently serves as the board president for the Chicago West Community Music Center.



Jay Gilbert

Co-Vice President of Marketing

Co-founder of Label Logic, and leads digital strategy, analytics, and creative services for the company. Jay worked at Universal Music Group for 18 years, most recently as VP New Media and Online Marketing for Universal Music Enterprises ("UME"). He has been on the cutting edge of digital sales & marketing with Universal Music, Starbucks Entertainment, Fox Home Entertainment (International) and Warner Music Group.



Jeff Moskow

Co-Vice President of Marketing

Co-founder of Label Logic, and leads marketing and project management services for the company. He most recently served as Head of Marketing for UME, the catalog arm of Universal Music Group, where he helped manage the Motown and Def Jam catalogs, and UMG's key artist portfolios.

TERM SHEET

Type of Security (what you are buying):

Class R Preferred Stock

Investors will collectively earn periodic payments of 5% of the gross proceeds received by the company pro rata (according to units owned) and collectively own up to 10% of SongVest Records, Inc.

Fundraising Description

Round Type: Regulation CF

Security Type: Preferred Stock

Round Size: $50,000 - $1,070,000

Duration of Periodic Payments: Perpetuity

Price Per Unit $5.00

Minimum Investment: $100.00

Disclosure

Use of Proceeds For Minimum Raised (in $1000s)





INVESTOR PERKS

Price	Level	Rewards
$100	Fan	• Quarterly conferences where we play/ preview new music to investors • "Thank You" mentions for each release
$1,000	Street-Teamer	• All of the above • VIP meet & greet with artists on tour • Label logo t-shirt
$5,000	Manager	• All of the above • Handwritten lyric sheet or other personalized item from artist
$10,000	Director	• All of the above • One-on-One interaction with artist either in person or via Skype call. • VIP access to any private party the label/artist may throw. • VIP access to any hosted recording sessions the label may throw.

PROJECTED TIMELINE


December 2019
Campaign Launched
Q1 2020
Artist #1
February: Single Release
March: Album Release
Touring
Q2 2020
Artist #2
March: Single Release
May: Album Release
Touring
Q3 2020
Artist #3
July: Single Release
September: Album Release
Touring
Q4 2020
PR Campaigns
Touring Continued

HOW I EARN MONEY


Step 1
SongVest Records curates artists to fund.
(Referrals are welcome)

‹ ›

INVESTOR Q&A

How did you determine the ∧ valuation for this offering?

The offering price and the company's pre-money valuation of $9,000,000 was determined based on the best-estimates of the Company's management, but not based on objective measures. We believe this valuation is reasonable for several reasons. We have tracked pre-money valuations for other entertainment companies that have raised capital under similar circumstances. We have a highly successful team that includes three music industry veterans (each having over 25 years of experience), as well as direct experience valuing and monetizing music royalty assets. Also, the global market for recorded music sales and licensing is growing materially each year, and is expected to more than double from its current level by 2030. Please be

aware that the Company has
not obtained any third-party
valuations.

How does the Company make money?

The Company is a record label
that signs artists, releases
singles, EP's, albums, and
videos, and then markets and
promotes this content to help
make it as successful as
possible. From these deals, the
Company earns royalties from
digital streaming, public
performance (e.g., radio, venue
broadcast), sync and licensing
opportunities (e.g., placement
in ads, movies, series, etc.), and
physical product sales.
Additional revenue generation
opportunities may exist from
touring and merchandise sales
(should the label provide
support to help elevate this
income), as well as from music
publishing should SongVest
Records establish a separate but
related company to administer
this function.

When/ how do I get paid? ⌃

There are two ways you make money. First, investors will collectively earn periodic payments equivalent to 5% of SongVest Record's gross proceeds (these periodic payments are dependent on a successful offering). Secondly, investors collectively own up to a 10% equity stake in the company (your stake will be proportiate to this based on shares owned) that can be sold during a liquidity event.

Ask A Question

MORE INFORMATION

Click here to view our business deck.

Click here to view our Form C (compliance documents) on the EDGAR website.

Click here to view our approved bad actor check report.

SongVest Records Explainer Video:

"Have you ever wanted to go backstage? Watch a recording session? Own a piece of a record label? Get paid royalties just like an artist? Now you can. SongVest Records is the only record label that can harness the power of our fan investors to move the needle in ways no other label can and pay you for participating. By investing, you become part of an exclusive club of music fans that allows you to be an insider in the complete artist's launch cycle from recording, sales, marketing and touring. Not only do you see the process, but you are invited to actively engage in helping promote our artists through marketing tools we provide and participate in events in your area, like meet n greets and other special invitation only functions. Our power is our fan investors, and we believe you have the power to make a difference in influencing the success of our artists. SongVest Records, where the music fan and artist meet."

SongVest Records – "How I Earn Money"


Step 1
SongVest Records curates artists to fund.
(Referrals are welcome)


Step 2
SongVest Records earns revenue on:
Digital, Performance, Physical, Sync, Licensing,
and potentially Touring, Merchandising, and Publishing.


Step 3
Investors collectively own:
5%
of SongVest Records' Gross Proceeds
10%
Equity Stake
Payout!